EXHIBIT 99.1

Just Energy Announces Approval of its Recapitalization Plan

Received strong stakeholder support to approve Recapitalization
Implementation of the Recapitalization expected to occur in September 2020
Business as usual continues for employees, customers, and suppliers

TORONTO, Aug. 27, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced the approval of its recapitalization plan (the “Recapitalization”) at special meetings of securityholders held earlier today.

The Recapitalization is part of a comprehensive plan to strengthen and de-risk the business and position Just Energy for sustainable growth as an independent industry leader. The Recapitalization significantly improves Just Energy’s financial flexibility with an equity injection of over $100 million and reduces net debt and preferred shares by approximately $520 million.

“The strong support we received from all security classes is a clear indication of their alignment with our future direction, including a stronger financial position and improved liquidity,” said Scott Gahn, Just Energy’s President and Chief Executive Officer. “Our focus now firmly remains on improving our operations, growing our business, and continuing to provide high quality services to our customers.”

The securityholders voted in favour of the Recapitalization as follows:

Security Class	Percentage FOR
Senior Unsecured Debtholders	99.35%
Convertible Debentureholders	87.66%
Shareholders	94.92%

As part of the approved Recapitalization, stakeholders voted for a reconstituted Board of Directors for Just Energy, with seven directors, including five new directors. The reconstituted Board will assume their responsibilities upon the implementation of the Recapitalization.

The implementation of the Recapitalization is expected in September 2020, pending all approvals, including court and regulatory.

At Just Energy’s Annual General Meeting, also held earlier today, shareholders approved the voting matters as follows:

Voting Matter	Percentage FOR
Appointment of Auditors	96.64%
Say on Pay Advisory Vote	95.64%
Management Incentive Plan	84.93%

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to raising new equity capital and the exchange of debt; the proposed recapitalization transaction resulting in a financially stronger Company; reducing the Company’s existing debt and interest expense (including the amounts thereof); proceedings under the CBCA; implementing a Plan of Arrangement; issuing new equity; the allocation of any new equity; addressing certain obligations as part of a proposed recapitalization transaction; risks associated with the proposed recapitalization transaction, including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner; the inability to reduce the Company’s debt and/or interest payments, proceedings under the CBCA; issuing and allocating new equity including the dilution of the Company’s outstanding common shares; the value of existing equity following the completion of a recapitalization; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.